Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2015	December 31, 2014
Assets
Current
Cash		$—	$67
Accounts receivable		149	182
Other		52	46
Deferred funding assets	3	75	84
Risk management	10	34	31
Assets held for sale	4	453	—

		763	410

Non-current
Deferred funding assets	3	167	195
Exploration and evaluation assets	5	500	505
Property, plant and equipment	6	6,211	7,906
Goodwill	7	684	734
Risk management	10	87	102

		7,649	9,442

Total assets		$8,412	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$355	$529
Dividends payable		5	70
Current portion of long-term debt	8	599	283
Decommissioning liability	9	30	52
Risk management	10	5	9
Liabilities related to assets held for sale	4	63	—

		1,057	943
Non-current
Long-term debt	8	1,650	1,866
Decommissioning liability	9	500	533
Risk management	10	1	10
Deferred tax liability		662	914
Other non-current liabilities		2	4

		3,872	4,270

Shareholders’ equity
Shareholders’ capital	11	8,993	8,983
Other reserves		92	89
Deficit		(4,545)	(3,490)

		4,540	5,582

Total liabilities and shareholders’ equity		$8,412	$9,852

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Note 4 and 10)

Commitments and contingencies (Note 13)

PENN WEST THIRD QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2015	2014	2015	2014
Oil and natural gas sales and other income		$273	$595	$948	$1,973
Royalties		(20)	(83)	(96)	(297)

		253	512	852	1,676
Risk management gain	10	104	45	142	4

		357	557	994	1,680

Expenses
Operating		159	193	474	544
Transportation		12	11	35	34
General and administrative		23	34	68	104
Restructuring		22	1	27	12
Share-based compensation	12	(4)	1	3	18
Depletion, depreciation and impairment	6	989	181	1,344	555
Impairment of goodwill	4,7	22	—	22	—
Loss (gain) on dispositions	6	1	—	(94)	48
Foreign exchange loss	8	104	83	257	92
Exploration and evaluation	5	2	—	2	16
Financing	8	40	37	120	117
Accretion	9	9	9	28	27

		1,379	550	2,286	1,567

Income (loss) before taxes		(1,022)	7	(1,292)	113

Deferred tax expense (recovery)		(258)	22	(252)	74

Net and comprehensive income (loss)		$(764)	$(15)	$(1,040)	$39

Net income (loss) per share
Basic		$(1.52)	$(0.03)	$(2.07)	$0.08
Diluted		$(1.52)	$(0.03)	$(2.07)	$0.08
Weighted average shares outstanding (millions)
Basic	11	502.2	494.8	501.9	492.6
Diluted	11	502.2	494.8	501.9	492.6

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2015	2014	2015	2014
Operating activities
Net income (loss)		$(764)	$(15)	$(1,040)	$39
Depletion, depreciation and impairment	6	989	181	1,344	555
Impairment of goodwill		22	—	22	—
Loss (gain) on dispositions	6	—	—	(97)	48
Exploration and evaluation		2	—	2	16
Accretion	9	9	9	28	27
Deferred tax expense (recovery)		(258)	22	(250)	74
Share-based compensation	12	1	2	3	7
Unrealized risk management gain	10	(76)	(51)	(1)	(57)
Unrealized foreign exchange loss	8	89	83	162	89
Decommissioning expenditures	9	(9)	(12)	(25)	(32)
Change in non-cash working capital		54	73	—	(38)

		59	292	148	728

Investing activities
Capital expenditures		(116)	(225)	(371)	(485)
Property dispositions (acquisitions), net		(1)	3	411	215
Change in non-cash working capital		20	110	(123)	49

		(97)	(112)	(83)	(221)

Financing activities
Increase (decrease) in long-term debt	8	23	(125)	507	(296)
Repayment of senior notes	8	(84)	—	(664)	(62)
Issue of equity		—	—	—	11
Realized foreign exchange loss on repayments	8	15	—	95	3
Dividends paid		(5)	(55)	(70)	(163)

		(51)	(180)	(132)	(507)

Change in cash		(89)	—	(67)	—
Cash, beginning of period		89	—	67	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(1,040)	(1,040)
Share-based compensation	12	—	3	—	3
Issued to dividend reinvestment plan	11	10	—	—	10
Dividends declared	11	—	—	(15)	(15)

Balance at September 30, 2015		$8,993	$92	$(4,545)	$4,540

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	39	39
Share-based compensation	12	—	7	—	7
Issued on exercise of options	11	12	(1)	—	11
Issued to dividend reinvestment plan	11	43	—	—	43
Dividends declared	11	—	—	(207)	(207)

Balance at September 30, 2014		$8,968	$86	$(1,648)	$7,406

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2014.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 4, 2015.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	September 30, 2015	December 31, 2014
Peace River Oil Partnership	$159	$195
Cordova Joint Venture	83	84

Total	$242	$279

Current portion	$75	$84
Long-term portion	167	195

Total	$242	$279

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	September 30, 2015	December 31, 2014
Assets held for sale
Working capital	$19	$—
Property, plant and equipment	434	—

	$453	$—
Liabilities related to assets held for sale
Working capital	$25	$—
Decommissioning liability	38	—

	$63	$—

As a result of entering into two definitive sale agreements during the third quarter of 2015, at September 30, 2015, the Company classified certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan as assets held for sale. Subsequent to quarter-end, on October 30, 2015, the Mitsue disposition closed for total proceeds of $193 million, subject to closing adjustments. Penn West expects the Weyburn transaction to close in November 2015 with anticipated total proceeds of $205 million, subject to closing adjustments.

On September 30, 2015, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in an impairment loss of $421 million of which $399 million has been recorded as additional depletion, depreciation and impairment and $22 million has been recorded as impairment of goodwill on the Consolidated Statements of Income (Loss).

5. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$505	$645
Capital expenditures	10	92
Joint venture, carried capital	—	16
Expense	(2)	(16)
Transfers to PP&E	(13)	(232)

Balance, end of period	$500	$505

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

6. Property, plant and equipment

Cost	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$17,456	$17,974
Capital expenditures	361	640
Joint venture, carried capital	15	13
Acquisitions	2	12
Dispositions	(485)	(1,416)
Transfers from E&E	13	232
Transfers to assets held for sale	(1,000)	—
Decommissioning additions (dispositions), net	(20)	1

Balance, end of period	$16,342	$17,456

Accumulated depletion and depreciation	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$9,550	$8,899
Depletion and depreciation	510	750
Impairments	834	634
Transfers to assets held for sale	(566)	—
Dispositions	(197)	(733)

Balance, end of period	$10,131	$9,550

Net book value	September 30, 2015	December 31, 2014
Total	$6,211	$7,906

In 2015, Penn West recorded gains on dispositions of $94 million (2014 - $48 million loss), which included $3 million expense related to advisory fees (2014 – insignificant).

Due to decreases in commodity price forecasts from December 31, 2014, management determined that there were indicators of impairment at September 30, 2015 thus impairment tests were required on all CGUs. As a result, Penn West recorded a $435 million impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using estimated proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

The following table outlines benchmark prices adjusted for differentials specific to the Company as at September 30, 2015 used in the impairment tests:

	WTI ($US/bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2015	$46.00	$2.92	0.76
2016	55.00	3.10	0.78
2017	70.00	3.32	0.85
2018	75.00	3.91	0.85
2019	80.00	4.49	0.85
2020 – 2025	$84.30	$5.00	0.85
Thereafter (inflation percentage)	1.5%	1.5%	—

As outlined in Note 4, the Company recorded $399 million of PP&E impairment as a result of classifying certain non-core assets as assets held for sale. These calculations were based on the proceeds from the signed sales agreements.

Impairment losses have been included within depletion, depreciation and impairment.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

7. Goodwill

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$734	$1,912
Dispositions	(28)	(78)
Impairment	(22)	(1,100)

Balance, end of period	$684	$734

Penn West’s goodwill balance is primarily associated with a group of CGUs which represent key light-oil properties in the Cardium, Slave Point and Viking areas.

Penn West completed a goodwill impairment test for the balance related to the above mentioned group of CGUs at September 30, 2015 and the recoverable amount exceeded the carrying value, thus no impairment was recorded. The recoverable amount was determined based on the fair value less cost to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve, resource and internal forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by internal reserve engineers and other internal estimates based on historical experiences and trends.

The values assigned to the future cash flows, forecasted commodity prices and future development costs were obtained through a combination of internal estimates and information received from its independent reserve engineers. These values were based on future cash flows of proved plus probable reserves discounted at a before-tax rate of 10 percent. The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs.

The value of resources incremental to the reserve report was obtained from internal analysis completed by Penn West most notably through the review of its drilling program results and competitor analysis and outlined in its long-term plan. This was further supported by contingent resource studies that were compiled by independent reserve engineers. Based on this internal analysis, Penn West identified and risked potential drilling locations that were not assigned any proved plus probable reserves. The value of these additional drilling locations was included in the recoverable amount, based on the net present value of proved undeveloped locations within the same resource play from the Company’s internal reserve report at September 30, 2015. A before-tax discount rate of 10 percent was applied to determine an estimate of the present value of the future cash flows.

Additionally, as outlined in Note 4, the Company recorded $22 million of goodwill impairment as a result of classifying certain non-core assets as assets held for sale.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

8. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		September 30, 2015	December 31, 2014
2007 Notes	US$243	2015 – 2022	6.86%		$324	$550
2008 Notes	US$400, CAD$30	2016 – 2020	7.24%		564	587
UK Notes	£47	2018	6.95	% (2)	95	103
2009 Notes	US$77(3), £19, €8	2015 – 2019	9.77	% (4)	154	158
2010 Q1 Notes	US$178	2015 – 2025	6.69%		237	341
2010 Q4 Notes	US$140, CAD$45	2015 – 2025	5.95%		231	258
2011 Notes	US$87, CAD$22	2016 – 2021	5.49%		137	152

Total senior unsecured notes					1,742	2,149
Syndicated bank facility advances					507	—

Total long-term debt					$2,249	$2,149

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 10).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.49 percent and 10.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 10).

The split between current and non-current long-term debt is as follows:

	September 30, 2015	December 31, 2014
Current portion	$599	$283
Long-term portion	1,650	1,866

Total	$2,249	$2,149

There were no senior notes issued in either 2015 or 2014.

Additional information on Penn West’s senior notes is as follows:

	September 30, 2015	December 31, 2014
Weighted average remaining life (years)	3.3	3.7
Weighted average interest rate (1)	7.1%	6.0%

(1)	Includes the effect of cross currency swaps (refer to Note 10).

At September 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2015, the Company had $648 million of unused credit capacity available.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At September 30, 2015, 23 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At September 30, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $45 million were outstanding on September 30, 2015 (December 31, 2014 – $30 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and CAD$50 million as part of normal maturities and additional amounts of US$258 million, CAD$24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $56 million outstanding under its syndicated bank facility using asset disposition proceeds. Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

The split between realized and unrealized foreign exchange is as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized foreign exchange loss on debt maturities	$—	$—	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(15)	—	(59)	—
Unrealized foreign exchange loss	(89)	(83)	(162)	(89)

Foreign exchange loss	$(104)	$(83)	$(257)	$(92)

9. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2014 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	September 30, 2015	December 31, 2014
Current portion	$30	$52
Long-term portion	500	533

Total	$530	$585

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$585	$603
Net liabilities disposed (1)	(16)	(75)
Increase (decrease) in liability due to change in estimate	(4)	76
Liabilities settled	(25)	(55)
Transfers to liabilities for assets held for sale	(38)	—
Accretion charges	28	36

Balance, end of period	$530	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

10. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 8, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At September 30, 2015, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.6 billion (December 31, 2014 – $2.2 billion) compared to the carrying value of $1.7 billion (December 31, 2014 – $2.1 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at September 30, 2015 and December 31, 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	3	51
Electricity swaps	4	(2)
Interest rate swaps	—	1
Foreign exchange forwards	(23)	48
Cross currency swaps	17	4

Total fair value, end of period	$115	$114

Penn West had the following financial instruments outstanding as at September 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Oct/15 – Dec/15	$2.86/mcf	$—
AECO Swaps	19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	1
Crude Oil
WTI Swaps	12,500 bbl/d	Oct/15 – Dec/15	$72.57/bbl	13
WTI Swaps	4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	4
WTI Swaps	1,000 bbl/d	Apr/16 – Jun/16	$71.50/bbl	1
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	10
Electricity swaps
Alberta Power Pool	10 MW	Oct/15 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Oct/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(2)
Crude oil assignment
18 – month term	10,000 boe/d	Oct/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$229	2015 – 2022	1.000 CAD/USD	75
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	3
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$115

Based on September 30, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $7 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to September 30, 2015, the Company entered into additional crude oil swaps on 1,000 barrels per day of production in the second quarter of 2016 at WTI CAD$65.00 per barrel, 1,000 barrels per day of production in the third of 2016 at WTI CAD$66.05 per barrel, 1,000 barrels per day of production in the fourth quarter of 2016 at WTI CAD$67.05 per barrel, 1,000 barrels per day of production in the first quarter of 2017 at WTI CAD$68.00 per barrel, 2,000 barrels per day of production in the first quarter of 2017 at WTI CAD$70.05 per barrel. Additionally, it entered into foreign exchange forward contracts on US$170 million at 1.32 CAD/USD which are set to expire in December 2015.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

The components of risk management on the Statement of Income (Loss) are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized
Settlement of commodity contracts/assignment	$22	$(6)	$29	$(55)
Monetization of commodity contracts	—	—	18	—
Settlement of foreign exchange contracts	6	—	31	2
Monetization of foreign exchange contracts	—	—	63	—

Total realized risk management gain (loss)	28	(6)	141	(53)
Unrealized
Commodity contracts	48	12	6	13
Electricity swaps	(3)	—	4	4
Interest rate swaps	—	—	—	1
Crude oil assignment	4	12	(3)	12
Foreign exchange contracts	20	27	(23)	24
Cross-currency swaps	7	—	17	3

Total unrealized risk management gain	76	51	1	57

Risk management gain	$104	$45	$142	$4

Operating costs for the nine months ended September 30, 2015 include a realized loss of $10 million (2014 – $1 million loss) on electricity contracts and for the third quarter a realized loss of $6 million (2014 – $1 million gain).

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$147 million as part of normal course maturities. At September 30, 2015, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$18	2016	0.995 CAD/USD
Buy US$78	2017	0.999 CAD/USD
Buy US$26	2018	0.995 CAD/USD
Buy US$76	2019	0.992 CAD/USD
Buy US$31	2020	0.995 CAD/USD

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

11. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	8,983
Issued to dividend reinvestment plan	4,843,076	10

Balance, September 30, 2015	502,163,163	$8,993

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2015	2014	2015	2014
Weighted average

Basic and Diluted	502.2	494.8	501.9	492.6

For the third quarter and for the first nine months of 2015, 16.1 million shares (2014 – 14.5 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan, Penn West paid dividends of $0.01 per share totalling $5 million in the third quarter of 2015 and $80 million in the first nine months of 2015. On October 15, 2015, Penn West paid its third quarter dividend of $0.01 per share totalling $5 million.

12. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect in 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

	Nine months ended September 30, 2015		Year ended December 31, 2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,460,158	$13.91	14,951,830	$17.63
Granted	5,061,500	1.86	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited/ Expired	(3,429,180)	12.65	(7,757,072)	16.20

Outstanding, end of period	16,092,478	$10.39	14,460,158	$13.91

Exercisable, end of period	6,023,268	$17.01	4,162,904	$20.14

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Nine months ended September 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	3,166,476	2,813,769
Granted	8,980,950	2,749,440
Vested and paid	(1,198,972)	(1,132,029)
Forfeited/ Expired	(3,786,202)	(1,264,704)

Outstanding, end of period	7,162,252	3,166,476

At September 30, 2015, LTRIP obligations of $2 million were classified as a current liability (December 31, 2014 – $4 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014 – $3 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective in 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At September 30, 2015, 428,961 DSUs (December 31, 2014 – 181,873) were outstanding and $1 million was recorded as a current liability (December 31, 2014 – $1 million).

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

Performance Share Unit (“PSU”) plan

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	771,020	969,723
Granted	1,483,000	620,000
Vested	(294,567)	(570,770)
Forfeited	(281,411)	(247,933)

Outstanding, end of period	1,678,042	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At September 30, 2015, nil (December 31, 2014 - nil) was a current liability included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2015	2014
Options	$3	$7
LTRIP	—	9
PSU	—	2

Share-based compensation	$3	$18

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at September 30, 2015 was $0.60 (September 30, 2014 – $7.59). Share-based compensation related to the DSU was insignificant in both periods.

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2015	2014
Average fair value of options granted (per share)	$0.63	$1.26
Expected life of options (years)	4.0	4.0
Expected volatility (average)	43.6%	31.3%
Risk-free rate of return (average)	0.6%	1.4%
Dividend yield	2.0%	6.1%

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

13. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against such actions.

PENN WEST THIRD QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 18